UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 29, 2024

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 US HWY 50, Suite 309
Zephyr Cove, NV	89448
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (239) 288-2275

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)
Units, each consisting of one share of Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTUF
Class A Ordinary Shares included as part of the units	TRTLF
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTWF

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, TortoiseEcofin Acquisition Corp. III (the “Company”) entered into that certain that Amended and Restated Business Combination Agreement, dated February 14, 2024 (as amended, the “Business Combination Agreement”), with One Energy Enterprises Inc. (“One Energy”) and other parties named therein.

On August 29, 2024, the parties to the Business Combination Agreement and TortoiseEcofin Sponsor III LLC, the Company’s sponsor, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”), pursuant to which, the Business Combination Agreement was terminated. Pursuant to the Settlement Agreement, One Energy agreed to pay certain vendor expenses of the Company and to indemnify the Company against certain third-party claims. The Settlement Agreement also provides for a mutual release of claims among the parties and their affiliates.

Item 1.02. Termination of Material Definitive Agreement.

The information set forth in Item 1.01 above is hereby incorporated by reference into this Item 1.02.

Item 8.01. Other Events.

As previously disclosed in the Current Report on Form 8-K filed by the Company on August 23, 2024, the Board of Directors of the Company determined to liquidate the trust account. The Company expects to redeem all of its outstanding Class A ordinary shares for a pro rata amount of the principal and accrued interest in the trust account after the payment of taxes and dissolution expenses (the “Redemption Amount”). On or about the close of business on September 6, 2024, the Class A ordinary shares will be deemed canceled and will represent only the right to receive the Redemption Amount. The Redemption Amount will be payable to the holders of Class A ordinary shares through the facilities of Continental Stock Transfer & Trust Company, the Company’s transfer agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2024

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer